Mail Stop 3561

April 15, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re: Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 1**
> **Filed on March 19, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    According to the Nevada Secretary of State's website, Stadium Entertainment Holding Corp.'s ("Stadium") registration as a domestic corporation has been revoked and your registered agent has resigned. If this information is correct, please revise your offering statement accordingly. Otherwise, please advise us of your legal status in Nevada.

2.      We note that your offering appears to be an at-the-market offering after an initial
        fixed price.  For a company to conduct an at the market offering, the company
        must meet the requirements set forth in Rule 415(a)(4) of Regulation C, which
        requires that the be From S-3 eligible, as set forth in Rule 415(a)(1)(x) of
        Regulation C.  Since you are not Form S-3 eligible, it does not appear that you are
        eligible to conduct an at-the-market offering under Rule 415.  Please revise or
        advise.

3.      Please disclose in the appropriate places in the offering statement the material
        terms of the $1,364,800 loan from Sandstone, LLC.  Also, please disclose any
        agreement, including oral agreements, on extending the due date of the loan or
        deferring payments at a future date.

Cover

4.      Please advise us whether Mr. David Berman is your registered agent pursuant to
        Nevada corporate law.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

5.      Please provide the information regarding record owners of 5% or more of
        common stock outstanding, as required by Item 1 of Form 1-A.  It appears that
        you instead have combined the beneficial ownership and record ownership.

6.      Please revise to include the residential addresses of each person included in this
        section, as required by Item 1.

7.      Please revise to disclose the beneficial owner(s) or control person(s) of North
        Atlantic Resources Ltd. and Coastal Consulting Ltd., to the extent known.

8.      Please advise us whether Sandstone Investment Partners, LLC, Emerald Asset
        Advisors, LLC, or Michael Xirinachs should be treated as promoters or affiliates
        as defined in Rule 405 of Regulation C.  We may have further comment.

Item 4. Jurisdictions in Which Securities are to be Offered, page 4

9.      Please identify the officers and directors that will be offering your Regulation A
        securities.  Also, please advise, on a supplemental basis, whether each individual
        is a registered broker-dealer or exempt from broker dealer registration.  If
        Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us
        with sufficient facts on how each selling officer and director will satisfy the
        elements of the Rule.  We may have further comment.

10.     Please clarify the method by which the securities are to be offered in New York, California, Florida, and Illinois.  Item 4(b) requires disclosure of the method by which the securities are to be offered.

11.     We note on page 1 of your offering circular, you disclose that shares will be sold to investors in New York and "such other states as determined by our board of directors and management."  Please reconcile this disclosure with the states listed in this section.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

12.     Please revise this section to disclose the names of the four investors that purchased 6,666,667 shares of Stadium in August 2008.

13.     We note that you relied upon Section 4(2) for each offering listed in this section.  Please revise to briefly state the facts relied upon for each such exemption.

Part II – Offering Circular

Cover

14.     Your maximum offering at the top of the cover page of your offering circular is inconsistent with the amount listed in your Distribution Spread table on the same page.  Please revise for consistency on this page and throughout the offering statement.

15.     Please revise to clarify whether this is a best efforts offering with a minimum and a maximum, and whether there are any escrow arrangements for funds received prior to meeting your minimum offering amount.

16.     Please disclose the termination date for this offering.

Risk Factors, page 3

17.     We note your statement in the second risk factor on page three that the net proceeds from your offering will be sufficient to fund your operations from between 12 and 24 months, based on the amount raised.  This is not consistent with your statement on page 17 under Plan of Operation which states that the amount raised and revenue generated from your business will be sufficient to fund your operations for these periods.  Please reconcile these statements.

18.     Please add a risk factor that the company is in default of its debt obligation and that a significant portion of the offering proceeds are allocated to repaying this

debt.  Also, include in the risk factor that the loan is secured by the assets of the company.

Use of Proceeds to Issuer, page 8

1. Provide a more detailed use of proceeds based upon raising the minimum offering and the maximum offering, as well as at various levels of funding in between.  Consider providing such information in tabular format.  For each intended use of proceeds, state the amount to be used for such purpose.

2. We note that you are in default on the loan from a related party in the amount of $1,365,000.  However, you have only allocated $500,000 from the proceeds to repay this debt.  Please explain the source of funding for the remainder of this debt.

Description of Business, page 9

19. Please substantially revise your Business section to clarify: 1) which products and services are currently offered; 2) which products and services will be offered within 12 months after receiving the proceeds from this offering; and 3) which products and services will only be offered with additional financing or cash generated from speculative future performance not based on recent operating history.  In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, advertising revenue, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. signing contracts, developed a prototype, etc.).  We note much of your discussion regarding your operations is prospective in nature.

20. Please update this section, as it appears several prospective projects have occurred or will occur soon, such as the Jimmy V event, the True to the Game CD release, the Tupac agreement, the EMI advance, etc.

21. Please clarify how much of your business will be devoted to the development of philanthropic music sales, as opposed to the production of live events, development of broadcast packages, development of artist careers, and distribution of other record companies.  Also, please advise us if segment disclosure is appropriate.

22. Please clarify if your music production business's sole focus is producing philanthropic music albums and related products.  If the company will broaden its focus on other types of music products, please state so.

23. You disclose your distribution fee paid to EMI, your royalties owed to the Negro Leagues Baseball Museum, and the artists' royalties.  In light of the philanthropic

nature of the True to the Game product, please compare how those percentages compare to the average fees and royalties paid by independent music companies.

24.  Please reconcile the first full paragraph on page 12, which states that you will product and release music videos on cable and satellite tv, with the disclosure in the second full paragraph on page 12, which states that you will not product music videos for television.

25.  Please clarify the financial differences of selling your product through your website versus through a retail outlet via your distributor.

26.  Please clarify how much you pay for EMI to manufacture your CD's and compare that figure with those charged to both independent and major labels.

27.  Please revise your marketing discussion (i.e. videos, consultants, television advertising, non-traditional marketing techniques, independent regional promoters, print advertisement, retail promotions, Gravity Entertainment, The Gary Group, etc.) to clarify which part of the plan is currently being performed by the company and which parts are dependent on the proceeds from this offering. To the extent any part of the plan depends on future financing or speculative performance not based on recent operating history, please clearly state so.

28.  Please describe the material terms of your agreements with The Gary Group and Gravity Entertainment. These agreements should be filed as exhibits.

29.  Please provide the source of the industry statistics on page 15 of your offering circular.

30.  Please revise to include the extent which your operations depend or expect to depend on copyrights and the steps undertaken to secure your intellectual property. If no copyrights have been filed, please clearly state so.

Description of Property, page 16

31.  Please identify the "independent accounting firm" that provides you free office space. Also, please clarify the circumstances under which this arrangement operates and how long it is expected to continue.

Plan of Operation, page 17

32.  Please update the cash balance as of the most recent practicable date.

33.  In discussing your business, provide a specific plan of operations. Provide specific milestones for your business, the estimated costs associated with each and the time frame. To the extent the time frame is dependent upon the financing

from this offering, discuss the impact upon your business if you are only able to raise the minimum funding in this offering.  See item 6(a)(3) of Model B.

34.     We note your related party loan of approximately $1.4 million is past due.  We also note that you plan to use $500,000 of the net proceeds of this offering to partially repay this loan.  Please revise to include a discussion of the current status of these notes and your plans to address the default.

Directors, Executives Officers and Significant Employees, page 17

35.     Please revise to include Mr. Berman's age, as required by Item 8(a) of Model B.

36.     Please disclose the beginning and ending dates of Ms. Barbone's employment at Barbone Consulting Group.

37.     Please clarify here and other appropriate places in your offering statements whether each of your officers will devote all of their time and efforts toward Stadium.  If not, please disclose amount and the percentage of their time that they will devote to your company and add a risk factor.  We note that your disclosure on page 16 indicates that you have five full-time employees, but Mr. Berman is described on page 18 as presently providing consulting services.

Remuneration of Directors and Officers, page 19

38.     You list Jerome Mas as an Executive Vice President that received $90,000 in compensation for the year ended December 31, 2008.  We note, however, that Jerome Mas is not listed as officer on page 2 of Part I of your offering statement or page 17 of your offering circular.  Please advise us if Mr. Mas is currently an officer or employee.  If so, provide the disclosure required by Item 8 of Model B. If not, please disclose when he terminated his employment.

39.     Please revise to include the information required in Item 9(b) of Model Offering Circular B, including any compensation arrangements for Mr. Berman.  If there are any compensation agreements, they should be filed as exhibits.

Security Ownership of Management and Certain Security Holders, page 19

40.     It appears that the shares beneficially owned by Mr. Xirinachs are included in the amount held by all officers and directors as a group.  If Mr. Xirinachs is an officer or director, provide the disclosure required by Item 8 of Model B.

Plan of Distribution, page 21

41.     Please specifically identify each director and officer, or any other individual, who will offer the securities.

42.     Please disclose the basis for allowing in your sole discretion the acceptance of less than the minimum purchase of shares and discuss those situations where you may accept less than the minimum purchase by an individual.

43.     Please clarify that the subscription proceeds are not held in escrow.

44.     We note the disclosure at the bottom of page 12 and the top of page 13 that the board has the discretion to extend the 2009 termination date of the offering. Please disclose the terms of any ability to extend the offering, such as when you may extend the offering and whether you may extend the offering for a maximum of one 90 day period.

45.     We note the disclosure on page 22 that if the minimum offering is not reached then funds will be returned to investors. Please be advised that Rule 10b-9 requires the "prompt" return of funds upon termination of the offering. Please revise the subscription agreement and the offering circular to comply with this requirement.

Part F/S – Financial Statements

Stadium Entertainment Holdings, Corp.
General

46.     We note your disclosure in Note 1 that you are in the development stage. Please tell us how you have considered the guidance of paragraphs 8 and 9 of SFAS 7. Accordingly, if applicable, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

47.     Please revise to provide income tax disclosures required by paragraphs 43-49 of SFAS 109.

48.     We note you present a debit balance for additional paid-in capital on your balance sheet and a cash outflow on your statements of cash flows. Please provide us with the facts and circumstances surrounding the transaction(s) that generated such result.

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies, F-5

49.     Please revise to disclose the impact of recently issued accounting pronouncements on your financial statements in accordance with SAB Topic 11M.

50.     We note that your album, "True to the Game," was released on March 24, 2009 via a distribution agreement with EMI Global Musical Services. Please revise to

disclose your revenue recognition policy in accordance with GAAP.  Please ensure your policy includes a discussion of (i) your return policies with the distributor and your accounting treatment thereof, (ii) whether the distributor has price protection, (iii) whether the distributor can return the products to you for full reimbursement if they do not sell through to the end-user, and (iv) the payment terms between you and the distributor.

51.     In addition to the comment above, we note that you intend to conduct promotion efforts through EMI Global Musical Services.  Please tell us how you plan to account for the consideration provided.  Please refer to EITF 01-9 for further guidance.

## Stadium Entertainment Corporation
### General

52.     We note your disclosure in Note 1 that you are in the development stage.  Please tell us how you have considered the guidance of paragraphs 8 and 9 of SFAS 7.  Accordingly, if applicable, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

## Notes to the Financial Statements
### General

53.     Please revise to provide income tax disclosures required by paragraphs 43-49 of SFAS 109.

## Note 2.  Summary of Significant Accounting Policies, F-12

54.     Please revise to disclose the impact of recently issued accounting pronouncements on your financial statements in accordance with SAB Topic 11M.

## Note 4.  Artist Advance Royalties, F-13

55.     We note that you have recorded advance royalties of $335,484 as a current asset.  Of this amount, please disclose to us the amount of advances related to (i) the signing of the license agreement, (ii) the completion and delivery of the Master, and (iii) royalties in respect to net sales in the United States.  Additionally, considering that you have not generated revenue as of December 31, 2008, please tell the amount of advance royalties that you expect to be earned within 12 months of the date of your balance sheet.

## Part III.  Exhibits, page 25

56.     Please file your remaining exhibits with your next amendment.

57.     The representations specified in the subscription agreement requiring subscribers
        to represent that:

- Buyer is able to bear the economic risks of an investment in
  the Offering and at the present time can afford a complete
  loss of such investment;
- If the Buyer is acting without a Purchaser Representative,
  Buyer has such knowledge and experience in financial and
  business matters that Buyer is fully capable of evaluating
  the risks and merits of an investment in the Offering;

should be deleted, unless the representations are included because of state law or
other requirement.  In that event, a copy of the requirement should be furnished to
us as supplemental information and the subscription agreement must be revised to
include a statement in a prominent place informing the subscribers that by making
such representations they have not waived any right of action they may have
under the applicable federal securities laws.  In addition, it should be noted that
the federal securities laws specifically provide that any such waiver would be
unenforceable.  The subscription agreement should also note whether the
company intends to assert the representations as a defense in any subsequent
litigation.  We may have further comment.

## Closing Comments

        As appropriate, please amend your offering statement in response to the
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending offering statement, it should furnish a letter, at the time
of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing cleared, it does not foreclose the Commission from taking any

action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact William Kearns, the primary accounting examiner for this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
Fax (732) 224-6599